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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SVB INVESTMENT SERVICES INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 HOWARD STREET
(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sheila Williams	704-577-4927	shwilliams@svb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

10 Melville Park Rd	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

– December 22 with ...

OATH OR AFFIRMATION

I, Ro Mehrotra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SVB INVESTMENT SERVICES INC., as of MARCH 22, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

SWETA B PATEL
Commission # 2341983
Notary Public, State of New Jersey
My Commission Expires
March 21, 2026

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)
(SEC Identification No. 801-78209 and
8-70327)

Financial Statements and Supplementary Information

For the year ended December 31, 2023

(With Independent Auditors' Report Thereon)

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of SVB Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SVB Investment Services, Inc. (A Wholly Owned Subsidiary of First Citizens Bank & Trust Company) (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company filed to discontinue broker-dealer activities on September 26, 2023, which was effective December 31, 2023 and the Company's Board of Directors approved liquidation of capital to the Parent on January 4, 2024, which is expected to be completed in 2024. Our opinion is not modified with respect to these matters.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Marcum LLP

Deerfield, IL
March 20, 2024

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)

Statement of Financial Condition

December 31, 2023

Assets

Cash held with related party	$	293,879
Cash held at other institutions		4,370,344
Cash and cash equivalents		4,664,223
Restricted cash		250,000
Total assets	$	4,914,223

Liabilities and Stockholder's Equity

Liabilities:		
Due to Broker	$	156,129
Accrued liabilities		167,219
Total liabilities		323,348
Stockholder's equity:		
Common stock, $0.001 par value, 1,000 shares authorized;		
1,000 shares issued and outstanding		1
Additional paid-in capital		54,593,085
Accumulated deficit		(50,002,211)
Total stockholder's equity		4,590,875
Total liabilities and stockholder's equity	$	4,914,223

See accompanying notes to financial statements.

SVB INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)

Statement of Operations

For the year ended December 31, 2023

Revenues:		
Broker dealer commissions	$	3,488
Interest income		154,651
	Total revenues	158,139
Expenses:		
Allocated compensation and benefits		1,664,420
Allocated occupancy		52,170
Professional services		272,609
Commission, clearing and custodian fees		259,024
SEC and regulatory filing fees		254,824
General and administrative		187,414
Communications and data processing		242,547
Net charge-off of receivables and payables		302,272
	Total expenses	3,235,280
	Net loss $	(3,077,141)

See accompanying notes to financial statements.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2023

	Common stock		Additional	Accumulated	Stockholder's
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance as of January 1, 2023	1,000	$ 1	$ 54,593,085	$ (46,925,070)	$ 7,668,016
Net loss				(3,077,141)	(3,077,141)
Balance as of December 31, 2023	1,000	$ 1	$ 54,593,085	$ (50,002,211)	$ 4,590,875

See accompanying notes to financial statements.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)

Statement of Cash Flows

For the year ended December 31, 2023

Cash flow from operating activities:		
Net loss	$	(3,077,141)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization of prepaids		187,033
Changes in operating assets and liabilities		
Decrease in other receivable		155
Decrease in accounts payable to related party, net		(113,025)
Increase in Due to Broker		81,845
Decrease in accrued liabilities		50,208
Net cash used by operating activities		(2,870,925)
Net change in cash and restricted cash:		(2,870,925)
Cash and restricted cash, beginning of year		7,785,148
Cash and restricted cash, end of year	$	4,914,223

See accompanying notes to financial statements.

(1)   Organization and Summary of Significant Accounting Policies

SVB Investment Services, Inc. (the "Company") is a wholly owned subsidiary of First Citizens Bank & Trust Company (the "Bank" or "FCB"), which is a wholly owned subsidiary of First Citizens Bancshares, Inc (the "Parent"). The Company is incorporated in the state of Delaware.

Prior to March 27, 2023, the Company was a wholly owned subsidiary of Silicon Valley Bank ("SVB"), which was a wholly owned subsidiary of SVB Financial Group ("SVBFG"). Upon bank failure of SVB, SVB was placed into receivership with the FDIC on March 10, 2023. Certain assets, liabilities and wholly owned subsidiaries of SVB were acquired by the Parent on March 27, 2023.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Securities Act"), a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the regulations therein. The Company offered a broad range of securities products, including, but not limited to: exchange- traded and over-the-counter (OTC) stocks and exchange-traded funds (ETFs); mutual funds and unit investment trusts; security options; access to securities offered as part of an initial public offering (IPO); bonds; and private placement securities. The Company is registered in 45 states including the District of Columbia. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Act. The Company clears all securities transactions through a third-party clearing broker on a fully disclosed basis.

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplated the realization of assets and the satisfaction of liabilities in the normal course of business. On September 26, 2023 the Company's Board approved to discontinue broker-dealer activities of the Company effective December 31,2023 and filed *Form BDW Uniform Request Withdrawal from Broker-Dealer Registration* on December 22, 2023 with a ceased business date of December 31, 2023. On January 4, 2024 the Company's Board approved liquidation of capital to the Parent which is expected to be completed in 2024. The BDW was accepted and terminated by FINRA effective February 20, 2024.

(a)   Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(b)   Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c)   *Revenue Recognition*

The Company follows the provisions of ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. In applying Topic 606, revenue is recognized when control of promised goods or services transfer to a customer at an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The principle is applied using a five-step process: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; (5) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue for broker dealer services is earned from trade commissions. Commission fees are earned each time a trade is executed per client request and are collected and recognized on the trade date.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(d)   *Cash and Restricted Cash*

Cash consists of cash balances due from banks. The Company maintains $250,000 in a restricted cash escrow account with its third-party clearing broker as required by the SEC Uniform Net Capital Rule 15c3-1 for minimum capital requirements.

(e)   *Accounts Receivable and Provision for Credit Losses*

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company charged off $302,272 in receivables and payables to "Net charge-off of receivables and payables" as a result of the SVBFG bankruptcy during the 12-month period ended December 31, 2023 and there is no balance in the allowance for credit losses as of December 31, 2023.

(f) *Income Taxes*

The Company's former parent SVB was placed into receivership with the FDIC on March 10, 2023. The receivership retained all interests in tax allocation agreements or other agreements involving the filing of tax returns, tax payments, tax liabilities, or the allocation of tax assets or liabilities among members of the consolidated group in which SVB is a member, and any legal interest in, or rights to, the SVB's tax attributes, credits, receivables, net operating losses or deductions. Due to the receivership retaining all rights to tax assets, the Company does not expect to be refunded for its net operating loss for January 1, 2023 - March 26, 2023 and is not providing for a tax benefit for the net operating losses.

Effective March 27, 2023, the Company is included in the consolidated federal income tax return of its current Parent. The provision for income taxes is calculated by using a "separate return" on a modified standalone basis for federal and state income tax purposes. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its Parent pursuant to a tax-sharing agreement. Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled. The Company ceased its broker-dealer operations effective December 31, 2023, and is in the process of dissolution (see Note 6). As such, the Company does not expect to be refunded for its net operating loss from its Parent and is not providing for a tax benefit for its net operating losses. Amounts for the current period are based upon estimates and assumptions as of December 31, 2023 and could vary from amounts shown on the tax returns, when filed.

Under US GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. There was no liability recorded for unrecognized tax benefits at December 31, 2023. The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. There was no amount recognized during 2023. The Company and the Parent are no longer subject to US federal tax examinations by tax authorities for years before 2020.

(2)   Income Taxes

The Company's continuing operations effective tax rate for the period ended December 31, 2023 was 0%, which differs from the federal statutory rate of 21% due to not providing for a tax benefit for its net losses. The effective tax rate is calculated by dividing income tax expense by the sum of income before income tax expense.

(3)   Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses relate to compensation and benefit costs that are based on a percentage of Bank and affiliates employee time dedicated to Company activities. Indirect expense mainly includes premises and equipment and other operating expense.

For the twelve months ended December 31, 2023, the Company reimbursed its former Parent, SVB and its affiliates $432,733 (net) and reimbursed its current Parent, FCB and its affiliates $1,283,972 (net) for expenses paid by the Banks and its affiliates on the Company's behalf. The expenses reimbursed between the Bank and affiliates are included in the Statement of Operations as follows:

	Expense reimbursed to SVB and affiliates (1/1/23 to 3/26/23)	Expense reimbursed to FCB and affiliates (3/27/23 to 12/31/23)	Totals
Compensation and benefits	$ 419,785	$ 1,244,635	$ 1,664,420
Occupancy and equipment	12,833	39,337	52,170
General and Administrative	115	-	115
	$ 432,733	$ 1,283,972	$ 1,716,705

At December 31, 2023, the Company did not have any net receivable or payable due to or due from the Bank and affiliates.

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $293,878 as of December 31, 2023.

(4)   Commitments and Contingencies

(a)   Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. In January 2024, a lawsuit was filed by a former employee against SVB Investment Services, Inc. and others alleging, among other things, that the plaintiff was wrongfully terminated for raising risk and compliance concerns at SVB, prior to SVB's failure. No damages have been determined and the probability of outcome cannot be determined. In March 2024, SVB Investment Services, Inc. and others filed a motion to dismiss plaintiff's claims. The motion is pending.

(b)   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company operates under the Alternative Standard which requires it to keep a minimum amount of net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined in the customer protection rule. The Company does not have any debit items for the year ended December 31, 2023.

As of December 31, 2023, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $4,454,713 which was $4,204,713 in excess of its required net capital of $250,000.

(5)   Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

SVB INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)

Notes to Financial Statements

For the year ended December 31, 2023

Supplemental Schedules

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2023

Net capital:

Total stockholder's equity	$	4,590,875
Less nonallowable assets: Cash deposited with parent		136,162
Net capital		4,454,713
Net minimum capital required by FINRA		
The greater of 2% of the aggregate debit items or $250,000		250,000
Net capital in excess of requirements	$	4,204,713
Ratio of minimum requirement to net capital		6%
Early Warning Requirement 120% of FINRA Minimum Requirement		300,000
Net capital in excess of requirements	$	4,154,713
Ratio of minimum requirement to net capital		7%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2023. See below for reconciliation items.

	As reported in SVB Investment Services Part II Form X-17a-5	Difference		As reported herein
Total stockholder's equity	$ 4,968,794	(377,919)	(A) $	4,590,875
Nonallowable assets	(514,081)	377,919	(A)	(136,162)
Net capital	$ 4,454,713	–	$	4,454,713

Note:

(A) The differences are attributable to the provision of credit losses due to write off of amount due from SVB.

See accompanying Report of Independent Registered Public Accounting Firm.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

A computation for determination of reserve requirements is not applicable to SVB Investment Services, Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying Report of Independent Registered Public Accounting Firm.

SVB INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of First Citizens Bank & Trust Company)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

Information relating to possession or control requirements is not applicable to SVB Investment Services, Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of SVB Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SVB Investment Services, Inc. (A Wholly Owned Subsidiary of First Citizens Bank & Trust Company) (the "Company") identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) SVB Investment Services, Inc. (A Wholly Owned Subsidiary of First Citizens Bank & Trust Company) stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
March 20, 2024



SVB Private
A Division of First Citizens Bank

SVB INVESTMENT SERVICES, INC. EXEMPTION REPORT

SVB Investment Services, Inc. (CRD # 168116) (the "Company") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers.") This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The Company, to its best knowledge and belief, states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section §240.15c3-3 under provisions in 17 C.F.R. Section §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

SVB Investment Services, Inc.

I, Ro Mehrotra, affirm that to my knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Ro Mehrotra
A9CCFDCA0B56424...

Mar 13, 2024

Ro Mehrotra
CEO, SVB Investment Services, Inc.